"PUBLIC"

15026703

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-8-66421

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/19/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bourne Partners Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

550 South Caldwell Street, Suite 900
(No. and Street)

Charlotte	NC	28202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Inklebarger 704-552-8407 x2222
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Vance Flouhouse & Garges, PLLC
(Name – *if individual, state last, first, middle name*)

7725 Ballantyne Commons Parkway, Suite 103	Charlotte	NC	28277
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 29 2015
REGISTRATIONS BRANCH
17

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Sothara Chin**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Archer Distributors, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) Exemption Report

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Position Information

Bourne Partners Securities, LLC

As of December 31, 2014

VF&G VANCE FLOUHOUSE & GARGES, PLLC
Certified Public Accountants and Consultants

Statement of Financial Position Information

Bourne Partners Securities, LLC

As of December 31, 2014

VANCE FLOUHOUSE & GARGES, PLLC
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm

To the Member of
Bourne Partners Securities, LLC:

We have audited the accompanying statement of financial condition of Bourne Partners Securities, LLC (the Company) (a NC corporation) as of December 31, 2014 that is filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statement. Bourne Partners Securities, LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Bourne Partners Securities, LLC as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Vance Flouhouse & Garges PLLC

Charlotte, North Carolina
February 20, 2015

Bourne Partners Securities, LLC

Statement of Financial Condition

As of December 31, 2014

Assets		
Cash and cash equivalents	$	41,311
Prepaid expenses		197
Total assets	$	41,508
Liabilities and Member's Equity		
Liabilities		
Accounts payable	$	618
Accrued liabilities		12,700
Total liabilities	$	13,318
Member's Equity	$	28,190
Total liabilities and member's equity	$	41,508

Notes to Financial Statements

December 31, 2014

1. Organization

Bourne Partners Securities, LLC (the Company), a wholly owned subsidiary of Bourne Partners Holdings LLC (Parent), was organized under the laws of North Carolina, and conducts its operations in Charlotte, North Carolina. The Company provides advice and assistance to clients regarding mergers and acquisitions, recapitalizations, private capital placement, private equity investments and other financial assignments. The Company is a registered broker-dealer in securities with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all highly liquid investments, which are readily convertible into known amounts of cash and have a maturity of three months or less when acquired to be cash equivalents. Management believes the cash balances are not exposed to any significant credit risk.

Management's Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Fee Revenue

The Company's revenues are generated primarily through providing merger and acquisition and private financing placement-related advisory services. The Company receives a success fee typically paid only upon the closing of a related transaction.

Other revenues relate primarily to billable transaction costs. Billable transactions costs include travel, other out-of-pocket expenses, reproduction and other transaction costs incurred by the Company that are billed to customers under the terms of agreements in place with those customers. These costs are expensed as incurred and billed in accordance with agreed-upon terms.

Income Taxes

The Company is a limited liability company in which all elements of income and deductions are included in the tax return of the member of the Company. Therefore, no income tax provision is recorded by the Company. The Company does not believe that there are any material uncertain tax positions and accordingly, it will not recognize any liability for unrecognized tax benefits. For the year ended December 31, 2014, there were no interest or penalties recorded or included in the Company's financial statements. The Company believes it is no longer subject to income tax examinations for years prior to 2011.

Member Equity

The Company has one class of member's equity and it is owned 100% by the Parent.

<u>Subsequent Events</u>
The Company has analyzed its operations subsequent to December 31, 2014, through February 20, 2015, the date the financial statements were available to be issued, for potential recognition or disclosure in the financial statements.

4. Related Party Transactions

The Company entered into an expense sharing agreement with Bourne Capital Partners, LLC, the sole member of Bourne Partners Holdings, LLC, for its pro-rata portion of rent, utilities, administration, etc. Total fees charged for the period ending December 31, 2014 were $3,930.

5. **Net Capital Requirements**

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $26,510 and its ratio of aggregate indebtedness to net capital was 0.50 to 1.